SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Dollar General Corporation

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group,

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 29, 2024

Please vote AGAINST the Advisory Vote to Approve Named Executive Officer Compensation (Proposal 2) at the Dollar General Corporation (NYSE: DG) annual meeting on May 29, 2024.

Dear Dollar General Corporation shareholders,

As the Dollar General Corporation (Dollar General) annual meeting approaches, we urge you to vote AGAINST the “Say-On-Pay” proposal. This proposal endorses executive compensation practices that raise serious concerns regarding Dollar General's governance, corporate priorities, and treatment of its workforce.

Dollar General is a company that endures continuing reputational risk for its treatment of employees, which adversely affects customer satisfaction, as well as exposing the Company to costly regulatory and litigation risks. In the past year, the Compensation Committee at Dollar General has entered into multiple employment agreements that are favorable to the executive rather than to investors. One of these agreements, made in October 2023, granted a former CEO --who had already accumulated considerable wealth during his decades at the Company -- a generous new option grant. Some of the employment agreements include generous perquisites and language that commit the Company to paying severance in any case other than the most extreme circumstances. These agreements raise questions about the Company's commitment to responsible governance and are particularly problematic given Dollar General’s increasing reputation as a bad corporate citizen.

Shareholders should focus on the following critical issues:

  The “rehire option awards” are unnecessary given Vasos’ ownership stake in the Company, as well as the wealth he has accumulated during his prior time with the Company. The strike price of the award is an insult to long-term shareholders. This type of grant, along with other generous perquisites, creates an imbalance in executive compensation that does not align with long-term shareholder interests.

  The new agreement with the CEO also includes an excessive perquisite for personal use of corporate aircraft. This unusual level of an unnecessary perquisite raises questions about the responsible use of Company resources.

  The Compensation Committee enters into an excessive number of employment agreements that guarantee severance under broad circumstances and include language that virtually guarantees that severance will eventually be paid.

  The generous executive compensation stands in stark contrast to the low wages and poor working conditions reported by Dollar General employees. The Company reports that its median employee for 2023 was paid $18,657.1 Dissatisfied employees lead to dissatisfied customers and ultimately to a loss of share value.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are Dollar General shareholders. We previously joined a group of shareholders who attempted to engage the Company in November 2023 regarding Dollar General’s third-party health and safety assessment.

The Company signed a generous employment agreement with the former CEO with an unusual award and unnecessary perquisites.

Todd Vasos first became CEO of Dollar General in June 2015. He served as CEO until November 2022 and then became a Senior Advisor until his retirement in April 2023. According to Equilar, Vasos realized $182,750,913 in total compensation between 2015 and 2021, just a fraction of his time at the Company. Soon after his retirement, Vasos was hired back by the Company and given a grant of 250,000 “rehire” options on October 17, 2023, then valued at $7,952,550. The exercise price for those options was $117.33 per share. In sharp contrast, in January 2023, Dollar General traded for approximately $248.00. The “rehire options” were thus granted at a price close to the lowest price over the prior four trading years. In other words, if the price rises to even part of the way to the January price, Vasos could benefit greatly, even as long-term shareholders continue to see the stock trading below the price they bought it at.

This is the first instance where we have encountered the term “re-hire options” within any employment agreement, and a search of Full-Text-EDGAR reveals it has never appeared in any proxy statement. Options have fallen out of favor with many investors, who fear an excessively short-term focus on share price. Equilar reports that while 50.4 percent of large companies granted options in 2018, the percentage had fallen to 37.6 percent by 2022. We, like other investors, are concerned that options may focus a company on short term share price rather than long term performance.

One advantage of hiring a former executive could be that they have established an ownership stake over a long career that provides increased alignment with shareholder interests. However, Vasos has sold the majority of the stock he was awarded over the years, at a much higher strike price than the recent option grant. For instance, on September 1, 2022 Vasos exercised 66,514 options at a strike price of $154.53 and 30,745 options at a strike price of $193.55.2 As of March 15, 2022, Vasos had been granted but had neither exercised nor sold 315,811 options and 173,845 performance

1 This equates to $9.30 per hour for a 40-hour work week.

2 Todd J. Vasos Form 4 filed on September 2, 2022, available at https://www.sec.gov/Archives/edgar/data/1243183/000106299322019138/xslF345X03/form4.xml.

shares.3 In this year’s proxy statement, however, the Company reports Vasos owning 221,402 options other than those granted in October 2023, as well as 53,118 performance shares. In other words, Vasos appears to have sold 94,409 options and 120,727 performance shares by the time he received the rehire options. While the use of performance shares may be justified if the associated metrics are sufficiently challenging, stock options are not sufficiently performance linked making the benefit shareholders would gain from the Company issuing additional options less clear.

In addition, the contract promises reimbursements to Vasos of up to “$500,000 per calendar year (prorated for the 2023 calendar year) for personal air travel to and from his residences and for personal visits with his immediate family members in locations within the continental United States.”4 Such a provision in an employment contract is extraordinarily rare. Of Dollar General’s peers, which include companies with a much larger market capitalization, none paid this level of perquisites last year.

The Compensation Committee has entered into an excessive number of employment agreements that include problematic language.

Most of Dollar General’s self-selected peer companies have moved away from formal employment agreements or limit such agreements to their CEOs and possibly one other high-level executive or grandfathered executives.5 For example, Lowe’s proxy statement explicitly states that they do not enter into employment agreements with executives. Similarly, Walgreens Boots Alliance’s proxy statement explains the existence of one of their few employment agreements as being grandfathered in: “Formal employment agreements are a competitive market practice in Monaco, where Ms. Barra was a resident when she entered into her employment agreement.”6 While these agreements may have been the competitive market practice in Monaco, they are no longer considered a competitive market practice in the United States, yet Dollar General has entered into five such agreements.

3 Includes 78,852 performance shares earned and 79,293 PSUs unearned as of that date. Dollar General 2023 Proxy Statement on Form DEF14A, pg. 36, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000029534/000110465923044057/tm2228297d2_def14ahtm

4 Todd J. Vasos, 2023 Employment Contract, available at https://content.edgar-online.com/ExternalLink/EDGAR/0001104659-23-108865.html?hash=31d39dc9792f150e557f925cc7b596300f52f27719d9f73a2e64de33dfb59b68&dest=tm2328316d1_ex99-1_htm#tm2328316d1_ex99-1_htm.

5 SOC Investment Group reviewed the most recently filed proxy statements (as of 4/23/2024) for the following companies listed as compensation peers by Dollar General: AutoZone, Dollar Tree, O'Reilly Auto Sysco, Tractor Supply, Best Buy, Kroger, Ross Stores, Target, Walgreens, CarMax, Lowe's, Starbucks and TJX.

6 Walgreens Boots Alliance, Inc., 2024 Proxy Statement on Form DEF14a, p. 85, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1618921/000130817923001069/wba4243631-def14a.htm.

On April 8, only three days after filing the proxy statement, the Company informed investors that it had entered into four employment agreements that virtually guarantee severance will be paid.7 The Dollar General contracts offer severance payment of two times salary and bonus in a broad variety of circumstances, including “within 60 days after the Company’s failure to offer to renew, extend or replace the Employment Agreement.” In other words, the Company is constrained from simply allowing an employment agreement to expire.

Furthermore, these severance provisions are structured in a way that may obscure their full financial impact from shareholders. The severance payments are spread across various types of compensation and over time, thus reducing their visibility in the summary compensation table. Besides a lump sum payment of two times their annual bonus, these executives will also receive continued base salary payments for 24 months. This design – as well as the failure to mention the upcoming renewal of the employment agreements in the proxy statement -- raises concerns about transparency and the Compensation Committee's accountability.

In 2023, the Company paid two large severance payments to departing executives.

To put the size of the award in perspective, we can compare what the executives received for leaving the Company to what a median employee was paid for continuing to work at the Company. The severance payment for Antonio Zuazo, Former Executive Vice President, Global Supply Chain, of $2,835,747was the equivalent to the pay of more than 150 of the median employees of Dollar General for a year’s work. The cash severance payment to departing CEO Jeffery Owen was $5,625,000.8 That is the equivalent of the pay of more than 300 median employees working for a year at the median pay of $18,657.

It is clear that Dollar General's executive compensation practices deviate from industry standards and prioritize executive interests over those of the broader workforce and shareholders. These practices warrant shareholder opposition to ensure that the Company's governance structure aligns with principles of fairness, accountability, and sustainable growth.

Dollar General’s treatment of workers exposes it to both liability and reputational risks.

In September 2023, Dollar General was the first Company the Labor Department added to its Severe Violator Enforcement Program, when the program was expanded to include companies “that willfully or repeatedly violated safety standards.” Douglas L. Parker, Assistant Secretary of Labor for Occupational Safety and Health, was quoted in a New York Times piece as saying, “What

7 We note that the prior contracts expired March 31, 2024, but the proxy statement made no mention of that date.

8Dollar General, 2024 Proxy Statement on Form DEF14A, p. 48, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/29534/000110465924044304/tm2332854d3_def14a.htm; Covered under Form of COO/Executive Vice President Employment Agreement, 8-K filed April 8, 2021, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000029534/000155837023004574/dg-20230203x10k.htm.

we have found time and time again at Dollar General stores is that there are obvious, preventable hazards that are putting workers at risk.”

Understaffed stores contribute to customer dissatisfaction, increased safety risk, and high turnover rates. In March 2024, an example of this became evident when employees at a Dollar Store in Wisconsin walked out and left signs on the door with their complaints. Images of one sign, which read -- “The store is closed. The whole team has walked away due to a lack of appreciation, being overworked, and being underpaid” -- were widely shared across social media platforms.9 Bloomberg interviewed dozens of Dollar General employees in 14 states for an article titled “Why Dollar General Just Might Be the Worst Retail Job in America,” who described the stores as, “dirty, miserable and dangerous.”10

The actual pay received by a median employee may be less than the already paltry figures that Dollar General disclosed in its proxy statement and used to calculate its CEO to worker pay ratio of 1:521. The proxy notes that: “we used W-2 Box 5 Medicare wages for the period from February 4, 2023 (the first day of our 2023 fiscal year) through February 2, 2024 (the last day of our 2023 fiscal year), with such amounts annualized for those permanent employees who did not work for the full year.” Moreover, while Dollar General does not disclose any annual employee turnover or retention metric, it is clear from third party reporting that the Company regularly loses employees to higher paying employers, such as McDonalds.11 With the median pay employee pay at Target disclosed as $25,993 and Walgreen’s disclosed as $34,763, Dollar General’s wages appear to make it challenging for the Company to stay competitive in attracting employees, even amongst its own peer group.

Dollar General cannot continue to operate as a "poster child" for poor employment practices while offering lavish employment agreements to executives. We strongly encourage you to vote AGAINST the “Say-On-Pay” proposal and advocate for a more balanced approach to executive compensation and employee treatment.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Dollar General’s instructions.

9 Limehouse, Jonathan, “Dollar General employees at Wisconsin store make a statement by walking out: ‘We Quit!’ ” USA Today, March 13, 2024, available at https://www.usatoday.com/story/news/nation/2024/03/13/dollar-general-employees-quit-mineral-point-wisconsin/72955933007/.

10 Eidelson, Josh and Case, Brendan, “Why Dollar General Might Just Be the Worst Retail Job in America,” Bloomberg, September 20, 2023, available at https://www.bloomberg.com/news/features/2023-09-20/dollar-general-employees-say-it-s-a-terrible-place-to-work.

11 Bitter, Alex, “How Dollar General's troubles have snowballed into cluttered aisles and stores forced to close by fire marshals,” Business Insider, June 11, 2023, available at https://www.businessinsider.com/dollar-general-workers-hours-cut-employee-shortage-leads-to-clutter-2023-5.